UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Community Central Bank Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

20363J 10 7
(CUSIP Number)

Salvatore Cottone
c/o Community Central Bank Corporation
100 N. Main Street
Mount Clemens, Michigan 48046
(586) 783-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240. 13d-1(g), check the following box __.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 20363J 10 7                13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Salvatore Cottone

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) __ (b) __

3	SEC USE ONLY

4	SOURCE OF FUNDS PF, SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) __

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	139,348
	8.	SHARED VOTING POWER	52,799
	9.	SOLE DISPOSITIVE POWER	139,348
	10.	SHARED DISPOSITIVE POWER	52,799

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 192,147

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%

14	TYPE OF REPORTING PERSON IN

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Item 1.  Security and Issuer

             The class of equity securities to which this statement relates is the common stock, no par value (the "Common Stock"), of Community Central Bank Corporation (the "Company"), located at 100 N. Main Street, Mount Clemens, Michigan 48046.

Item 2.   Identity and Background

             The name and business address of the person filing this statement is Salvatore Cottone, c/o Community Central Bank Corporation, 100 N. Main Street, Mount Clemens, Michigan 48046. Mr. Cottone is a director of the Company and the Company's wholly owned subsidiary, Community Central Bank (the "Bank"), at the address stated above. Mr. Cottone is President of Resco, Inc., a real estate development company located at 455 Twin Lakes Dr., Ste. 100, Oakland, MI 48363. During the last five years, Mr. Cottone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

             Mr. Cottone is a citizen of the United States of America.

  Item 3. Source and Amount of Funds or Other Consideration

             Mr. Cottone has acquired beneficial ownership of 192,147 shares of Common Stock as follows:

(i)	179,940 shares of Common Stock beneficially owned by Mr. Cottone, including the 52,799 shares owned by Mr. Cottone's spouse, were purchased using personal funds at an aggregate cost of approximately $1,934,400;

(ii)	1,500 shares of Common Stock beneficially owned by Mr. Cottone were acquired by him at no cost pursuant to annual awards under the Company's 2002 Incentive Plan; and

(iii)	10,437 shares of Common Stock beneficially owned by Mr. Cottone were purchased by him using personal funds through the exercise of stock options at an aggregate cost of approximately $77,980.

Item 4.  Purpose of Transaction

             Except for the Common Stock acquired by Mr. Cottone pursuant to option and stock awards granted to him by the Company as part of his board fees, all of the shares purchased or acquired by Mr. Cottone are for investment purposes. Mr. Cottone may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Common Stock for investment or dispose of shares of the Common Stock. As a director of the Company, Mr. Cottone regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

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             Except as noted above, Mr. Cottone has no plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company's business or corporate structure;

(g)	changes in the Company's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

             The aggregate number of shares of Common Stock beneficially owned by Mr. Cottone as of the date of this filing is 192,147 shares, representing 5.2% of the outstanding shares of Common Stock. As of the date hereof, 3,729,794 share of Company Common Stock were outstanding, not including outstanding options to purchase share of Common Stock. Mr. Cottone has sole voting and dispositive power with respect to all of the shares of Common Stock beneficially owned, except for the 52,799 shares owned by Mr. Cottone's spouse over which he has reported shared voting and dispositive power. Michelle Cottone, who's address is c/o Community Central Bank Corporation, 100 N. Main Street, Mount Clemens, Michigan 48046, is not employed. During the last five years, Mrs. Cottone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Cottone is a citizen of the United States of America.

             During the 60 days prior to the filing of this report, the following transactions were effected on behalf of Mr. Cottone pursuant to his 10(b)-5 purchase plan:

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1.	Open market purchase on March 6, 2007 of 397.5124 shares of Common Stock at an aggregate cost of $4,500.

2.	Open market purchase on April 5, 2007 of 397.5124 shares of Common Stock at an aggregate cost of $4,500.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

             Other than with respect to shares underlying stock options awarded to Mr. Cottone under the Stock Option Plan, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cottone and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. Cottone is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.  Material to be Filed as Exhibits

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             None.

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 16, 2007	/s/ Salvatore Cottone Salvatore Cottone